Exhibit 12.2

Brandywine Operating Partnership, L.P.

Computation of Ratio of Earnings to Combined Fixed Charges

(in thousands)

	Nine-months ended	For the years ended December 31,
	30-Sep-12	2011	2010	2009	2008	2007
Earnings before fixed charges:
Add:
Income (loss) from continuing operations before non-controlling interest and equity in earnings from unconsolidated real estate ventures (a)	$(4,796)	$(22,740)	$(42,629)	$(4,849)	$(15,199)	$(2,245)
Distributed income of equity investees	357	2,600	657	1,557	7,639	6,900
Amortization of capitalized interest	3,531	3,564	3,527	3,166	2,801	2,170
Fixed charges — per below	107,004	140,356	148,500	152,126	170,589	185,308
Less:
Capitalized interest	(1,978)	(1,997)	(10,385)	(8,893)	(16,746)	(17,885)

Earnings before fixed charges	$104,118	$121,783	$99,670	$143,107	$149,084	$174,248

Fixed charges:
Interest expense from continuing operations (including amortization)	103,535	136,396	136,410	141,604	152,096	165,647
Ground leases and other	1,491	1,963	1,705	1,629	1,747	1,776
Capitalized interest	1,978	1,997	10,385	8,893	16,746	17,885

Total Fixed Charges	107,004	140,356	148,500	152,126	170,589	185,308

Ratio of earnings to combined fixed charges	(b)	(b)	(b)	(b)	(b)	(b)

(a) Amounts for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 have been reclassified to present properties sold. As a result, operations have been reclassified to discontinued operations from continuing operations for all periods presented.

(b) Due to the registrant’s loss in the period, the coverage ratio was less than 1:1. The registrant must generate additional earnings of $2,886 for the nine-months ended September 30, 2012, $18,573 for the year ended December 31, 2011, $48,830 for the year ended December 31, 2010, $9,019 for the year ended December 31, 2009, $21,505 for the year ended December 31, 2008, and $11,060 for the year ended December 31, 2007 to achieve a coverage ratio of 1:1.